SunAmerica Asset Management, LLC 2919 Allen Parkway Houston, TX 77019-2118 713.831.5165 713.831.5931 Fax nori.gabert@valic.com Nori L. Gabert Deputy General Counsel

VIA EDGAR

April 17, 2015

Ms. Sally Samuel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SunAmerica Series Trust (the “Registrant” or the “Trust”)
Response to Staff Comments on Post-Effective Amendment No. 77 to Registration
Statement on Form N-1A (the “Amendment”) relating to International Diversified Equities
Portfolio (“International Diversified Portfolio”) and SA JPMorgan MFS Core Bond
Portfolio (“Core Bond Portfolio”) (collectively, the “Portfolios”), each a series of the
Registrant
File Numbers 33-52742 and 811-7238
CIK Number 0000892538

Dear Ms. Samuel:

The Registrant filed the Amendment pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “Securities Act”) on February 17, 2015. This letter responds to the comments you provided to the undersigned regarding the Amendment via telephone conference on March 27, 2015.

For your convenience, the substance of your comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment. The Registrant’s responses to the comments are reflected in Post-Effective Amendment No. 78 to the Registration Statement under the Securities Act and the Investment Company Act of 1940 (the “1940 Act), which is being filed on or about April 23, 2015 pursuant to Rule 485(b) under the Securities Act.

Comments Applicable to Each Portfolio:

Comment No. 1: The Item 5 disclosure in the Prospectus should include the month in which the portfolio manager commenced working for the Portfolio (as opposed to providing only the year).

Response: The Registrant respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Form N-1A. Item 5(b) of Form N-1A requires each Portfolio to “[s]tate the name, title, and length of service” of the portfolio managers of the Portfolio. Consistent with this requirement, the “Portfolio Managers” section of each Prospectus provides the name, title, and year that the portfolio manager began managing the Portfolio. Therefore, the Registrant respectfully declines to make the requested change.

April 17, 2015

Comment No. 2: In the section of the Prospectus that describes “Additional Information about the Portfolios’ Investment Strategies and Investment Risks,” Item 9 of Form N-1A requires a more fulsome discussion of the principal strategies and principal risks that affect the Portfolio. The disclosures in this section should not be identical to and must be more detailed than the disclosure in the Summary section provided in response to Item 4.

Response: The requested changes have been made.

Comment No. 3: In the Prospectus please disclose that with respect to illiquid securities, if illiquid securities were to exceed 15% of net assets, the adviser or subadviser would take steps necessary to bring the level of illiquid securities down to 15% or less.

Response: In response to your comment, the Registrant has added the following disclosure to the Portfolio’s SAI: “If at any time the investment adviser or subadviser determines that the value of illiquid securities held by a Portfolio exceeds 15% of its net asset value (5% in the case of the Cash Management Portfolio), the investment adviser or subadviser will take such steps as it considers appropriate to reduce the percentage as soon as reasonably practicable; a Portfolio may, however, hold any such investments for a substantial period of time.”

Comment No. 4: In the disclosure concerning Valuation of Shares under “Transaction Policies,” the following disclosure is confusing: “The NAV for the Portfolio also may be calculated on any other day in which there is sufficient liquidity in the securities held by the Portfolio.” Under what circumstances would the Trust calculate its NAV on a day other than on a business day at the close of the NYSE?

Response: In response to your comment, the Registrant has deleted the disclosure.

Comment No. 5: In the disclosure concerning Execution of Requests under “Transaction Policies,” the following disclosure is confusing: “During periods of extreme volatility or market crisis, the Portfolio may temporarily suspend the processing of sell requests, or may postpone payment of proceeds for up to seven business days or longer, as allowed by federal securities laws.” Is this paragraph designed to track Section 22(e)? If so, revise the language to clarify this point.

Response: The Registrant confirms that the paragraph is designed to track Section 22(e) of the 1940 Act and has revised the language as requested.

Comment No. 6: With respect to the Fee Table, if no waiver is being implemented, there should be no line item for a waiver. With respect to the Expense Example, if the fee waiver is shown in the first year or in subsequent years, this must be disclosed in the related paragraph.

Response: The Registrant confirms that the fee waiver for the Core Bond Portfolio will be implemented and will be disclosed in the Fee Table in accordance with the requirements of Form N-1A. In addition, the Registrant has revised the language preceding the Expense Example table for the Core Bond Portfolio as follows in response to your comment: “The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same and that all fee waivers and/or reimbursements remain in place until April 30, 2017.” The Registrant respectfully notes that the International Diversified Portfolio does not have a fee waiver, and therefore no fee waiver is shown in the Fee Table or discussed in the language preceding the Expense Example table.

International Diversified Portfolio

Comment No. 7: In the Portfolio Summary, the Principal Investment Strategy should disclose how the Portfolio intends to qualify as an “international” portfolio (i.e., how the Portfolio’s investments are tied to multiple countries throughout the world). An example of such a test would be: “Under normal circumstances, at least 40% of the Portfolio’s total assets will be invested in companies located outside the U.S. or that derive a significant portion of their revenue outside of the U.S. If market conditions are unfavorable, the Portfolio may reduce this percentage to 30% of total assets.” This test is merely an example and the Portfolio should determine its own criteria.

April 17, 2015

Response: The Registrant has added the following disclosure to the “Principal Investment Strategies of the Portfolio” section of the Prospectus in response to your comment: “Under normal market conditions, the Portfolio will hold investments in a number of different countries outside of the United States.”

Comment No. 8: Derivatives are part of the Portfolio’s strategy. Please see the Barry Miller letter and recent IM Guidance Updates and disclose which derivatives the Portfolio uses and how they are used, for example, for hedging or leverage. In addition, the disclosure should include the following:

1.

An explanation of how derivatives are used to satisfy the test you have adopted to determine how the Portfolio is “international” in scope and specifically whether derivatives will be valued at mark-to-market or notional value for this purpose.

2.	If the Portfolio uses swaps, the prospectus should disclose what kind of swap is being used.

3.	If the Portfolio uses total return swaps, the Prospectus or SAI must disclose that the Portfolio will segregate liquid assets to cover its obligations.

4.	If the Portfolio uses credit default swaps, the Prospectus or SAI must disclose that liquid assets will be segregated for the full notional value of the swap.

Response: The Portfolio may invest in foreign currency forward exchange contracts and respectfully notes that this is disclosed in the “Principal Investment Strategies of the Portfolio” section of the Portfolio’s Prospectus. In addition, the Registrant has added language to this section of the Prospectus to clarify that the Portfolio may utilize foreign currency forward exchange contracts “to protect against uncertainty in the level of future foreign currency exchange rates or to gain or modify exposure to a particular currency.”

The Portfolio intends to value derivative instruments for purposes of determining whether the Portfolio is “international” in scope in a manner consistent with Rule 35d-1 and interpretations thereof by the Staff. Although the Portfolio generally intends to value derivative instruments at mark-to-market value, the Portfolio submits that using the notional value of derivative instruments would be appropriate in certain circumstances. See “Use of Derivatives by Investment Companies under the Investment Company Act of 1940,” SEC Release No. IC-29776 (August 31, 2011). To the extent the Commission or its Staff issues additional guidance in this area, the Registrant reserves the right to modify its policies in accordance with such guidance. The Registrant has added disclosure to the subsection entitled “Glossary – Risk Terminology – Derivatives Risk” stating that the Fund will value derivative instruments in accordance with guidance provided by the Commission and its Staff.

The Portfolio does not currently intend to use swaps.

Comment No. 9: Please ensure that each risk in the Prospectus corresponds with a related strategy.

Response: The Registrant confirms that each risk in the Prospectus corresponds with a related strategy.

Core Bond Portfolio

Comment No. 10: Derivatives are part of the Portfolio’s strategy. Please see the Barry Miller letter and recent IM Guidance Updates and disclose which derivatives the Portfolio uses and how they are used, for example, for hedging or leverage. In addition, the disclosure should include the following:

April 17, 2015

1.	If the Portfolio uses swaps, the prospectus should disclose what kind of swap is being used.

2.	If the Portfolio uses total return swaps, the Prospectus or SAI must disclose that the Portfolio will segregate liquid assets to cover its obligations.

3.	If the Portfolio uses credit default swaps, the Prospectus or SAI must disclose that liquid assets will be segregated for the full notional value of the swap.

Response: The Registrant respectfully notes that the Portfolio’s Prospectus currently discloses the purposes for which derivatives may be used: “to the extent the Portfolio uses derivatives, the subadvisers expect to use derivatives primarily to increase or decrease exposure to a particular market, segment of the market, or security, to increase or decrease interest rate or currency exposure, or as alternatives to direct investments.” The Registrant further notes that the types of derivatives that the Portfolio may use are also disclosed in the Prospectus: “derivatives include options, futures contracts, forward contracts, structured securities, and swap agreements.” The Registrant notes that which derivative type will be used for a particular purpose will depend on the facts and circumstances that exist at the time a transaction is entered into. For example, the Portfolio has used Treasury futures in the past to manage duration in an effort to either hedge against interest rate risk, or to add interest rate risk as a hedge against being too short in duration, each of which is covered by the disclosure referenced above. The Registrant respectfully submits that it has reviewed the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Letter”), regarding derivatives-related disclosures by investment companies and that the derivatives-related disclosure included in the Portfolio’s Prospectus is consistent with the Letter and with recent IM Guidance Updates and other applicable SEC requirements.

The Registrant confirms that the Portfolio uses credit default swaps. The Registrant respectfully notes that the Portfolio’s SAI discloses that when the Portfolio is the seller of a credit default swap, it will segregate liquid assets with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Portfolio): “In connection with credit default swaps in which a Portfolio is the buyer, the Portfolio will segregate or ‘earmark’ cash or assets determined to be liquid by the adviser/subadviser, or enter into certain offsetting positions, with a value at least equal to the Portfolio’s exposure (any accrued but unpaid net amounts owed by the Portfolio to any counterparty), on a marked-to-market basis. In connection with credit default swaps in which a Portfolio is the seller, the Portfolio will segregate or ‘earmark’ cash or assets determined to be liquid by the adviser/subadviser, or enter into offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Portfolio).”

Comment No. 11: Please ensure that each risk in the Prospectus corresponds with a related strategy.

Response: The Registrant confirms that each risk in the Prospectus corresponds with a related strategy.

Comment No. 12: The disclosure suggests that the Portfolio can invest in subprime debt. Please add a specific risk concerning such investments if subprime debt is being used.

Response: The requested change has been made.

Comment No. 13: Provide Tandy representations.

Response: In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

April 17, 2015

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)

Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Post-Effective Amendment No. 77 will become effective automatically on May 1, 2015, pursuant to Rule 485(a)(1) under the Securities Act. Please do not hesitate to contact me at (713) 831-5165 if you have comments or if you require additional information regarding the Amendment.

Respectfully submitted,

/s/ Nori L. Gabert
Nori L. Gabert

cc:	Louis Ducote, Esq.